Exhibit 4.4

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
MEDICAL TECHNOLOGY SYSTEMS, INC.

        Medical Technology Systems, Inc., a Company organized and existing under the laws of the State of Delaware (the “Company”), certifies as follows:

        FIRST: That in accordance with the requirements of Section 242 of the General Company Law of the State of Delaware, the Board of Directors of the Company, acting at a meeting of the directors of the Company at which a quorum was present duly adopted resolutions proposing and declaring advisable a reverse stock split of the Common Stock outstanding and recommending that such proposal be submitted to the stockholders of the Company for their consideration, action and approval.

        SECOND: Article 4 of the Certificate of Incorporation of this Company, as previously amended, shall be further amended by adding a new paragraph to the end of said Article 4, which new paragraph shall read as follows:

“Effective as of 12:01 a.m., Eastern Standard time, December 9, 2000, this Certificate of Amendment to the Certificate of Incorporation of the Company, each 2.5 shares of Common Stock, $.01 par value per share, of the Company then issued and outstanding or held in the treasury of the Company automatically shall be combined into 1 share of Common Stock of the Company. There shall be no fractional shares issued. Each holder of shares of Common Stock who otherwise would be entitled to receive a fractional share shall be entitled to receive a cash payment in lieu thereof at a price equal to the fraction to which such holder would otherwise be entitled to receive multiplied by the closing price of Common Stock as reported on the OTC Bulletin Board on the last trading day prior to the filing of this Certificate of Amendment to the Certificate of Incorporation of the Company, or, if such price is not available, the average of the last bid and asked prices of the Common Stock on such day, or such other price as may be determined by the Board of Directors of the Company.”

        THIRD: That thereafter, pursuant to resolution of the Board of Directors, at least a majority of the outstanding stock of the Company entitled to vote on the reverse stock split, acting at a meeting of stockholders of the Company at which a quorum was present in accordance with the General Company Law of the State of Delaware, duly approved the aforesaid amendment to the Certificate of Incorporation of the Company.

        FOURTH: That the aforesaid amendment to the Certificate of Incorporation of the Company was duly adopted in accordance with the provisions of Section 242 of the General Company Law of the State of Delaware.

        IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed in accordance with Section 103 of the General Company Law of the State of Delaware this 6th day of December, 2000.

MEDICAL TECHNOLOGY SYSTEMS, INC.

By:	/s/ Michael P. Conroy

Michael P. Conroy, Chief Financial Officer and Vice President